UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MOGU Inc.

File No. 333-228317 - CF#36810

MOGU Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on November 9, 2018, as amended.

Based on representations by MOGU Inc. that this information qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through October 4, 2028
Exhibit 10.6	through October 4, 2028
Exhibit 10.11	through October 4, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary